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                                                              November 12, 2001

                       Securities and Exchange Commission
                                   Form U-6B-2
                           Certificate of Notification
                              Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410



Gentlemen:

        This certificate is notice that certain subsidiary companies of Columbia Energy Group have issued, renewed, or guaranteed the security or securities described in this filing pursuant to an exemption from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.

                                    Confidential treatment requested.

                                           Very truly yours,

                                           Columbia Energy Group

                                           By: /s/ Jeffrey W. Grossman
                                               ---------------------------------
                                               Jeffrey W. Grossman
                                               Vice President and Controller